Exhibit 99.1

News Release

MediWound Initiates U.S. Phase 3 Trial with NexoBrid® to Treat Severe
Burns

The Phase 3 study will evaluate the efficacy and safety of NexoBrid compared to placebo and standard-of-care to remove eschar earlier and to reduce surgical burden in severe burn patients

YAVNE, Israel (April 20, 2015) – MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, announces initiation of the DETECT (DEbride and ProTECT) U.S. Phase 3 clinical study with NexoBrid to treat patients with deep partial thickness (DPT) and full thickness (FT) thermal burns.

NexoBrid is a topical pharmaceutical product that removes dead or damaged tissue, known as eschar, in a single, four-hour application without harming the surrounding healthy tissue.

The DETECT study is a prospective, controlled, multicenter, multinational, assessor blinded Phase 3 study in 175 patients randomized to either NexoBrid, Standard-Of-Care (SOC) or Gel Vehicle (3:3:1), with 12- and 24-months follow-up. The study is expected to involve approximately 30 burn centers. The study objective is to evaluate the efficacy and safety of NexoBrid in removing burn eschar earlier and reducing surgical needs in hospitalized patients with severe burns.

Complete eschar removal is the primary endpoint of the study and will be tested against the vehicle arm. Secondary endpoints include reduction in surgical burden, earlier eschar removal and blood loss, which will be tested against the SOC arm. Wound closure and long-term cosmesis will be assessed as safety endpoints and tested against the SOC arm.

“We are particularly pleased to be initiating our U.S. Phase 3 clinical trial with NexoBrid to treat patients with DPT and FT thermal burns. After further discussions with the U.S. and EU regulatory authorities, this streamlined study protocol evaluates NexoBrid on a singular primary endpoint of eschar removal compared with vehicle rather than on three co-primary endpoints as had been the case in the previous version of the study protocol.  The other two previous primary endpoints of reduction in surgical burden and cosmesis are now a secondary endpoint and a safety endpoint, respectively.  As a result of this efficient protocol and, given the significant positive results in eschar removal in our past phase 3 study, we reduced the number of patients to 175. We expect to have top-line results on the acute primary and secondary endpoints in the first half of 2017, and to have the long-term 12-month and 24-month follow-up results in the first half of 2018 and 2019, respectively,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

“Based on the approved study design and with the product available to treat severe burn patients in Europe, we may also discuss with the FDA the possibility of submitting a Biologics License Application after completion of the acute phase of the study, subject to favorable results in the acute phase, with plans to supplement the application with the 12-month and 24-month long term follow up data when it is available.  This would potentially accelerate NexoBrid’s availability to U.S. patients suffering with severe burns.  We believe NexoBrid represents a significant improvement for burn patients.  We strive to duplicate the positive efficacy and safety results from the previous Phase 3 study conducted in Europe in the DETECT study with an aim to provide U.S. burn patients with this innovative treatment that is already available throughout Europe,” he added.

About NexoBrid

NexoBrid is an easy-to-use, topically-applied pharmaceutical product that removes dead or damaged tissue, known as eschar, in four hours without harming the surrounding healthy tissues. NexoBrid was granted marketing authorization from the European Medicines Agency for the removal of eschar in adults with deep partial and full-thickness thermal burns, and was commercially launched in Europe and in Israel. Representing a new paradigm in burn care management, NexoBrid demonstrated in clinical studies, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier than other modalities, without harming viable tissues. The removal of eschar, or debridement, is a critical first step in the successful healing of severe burns and chronic and other hard-to-heal wounds. With the current standard-of-care, burn eschar is removed either with existing topical agents that have been found to be minimally effective or that take a significantly longer period of time to work, or by resorting to non-selective surgery, which is traumatic and may result in loss of blood and viable tissue.

About MediWound Ltd.

MediWound is a biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and has been launched in Europe and Israel. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. The design of the study, the number of patients, number of sites, actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, ability to recruit patients, low recruitment rate, unexpected results of clinical trials, delays or denial in the FDA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Sharon Malka Chief Financial & Operation Officer MediWound Ltd. ir@mediwound.co.il	Anne Marie Fields Senior Vice President LHA 212-838-3777 afields@lhai.com